May 21, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Scholar Rock Holding Corporation

Registration Statement on Form S-1 (File No. 333-224493)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 14, 2018 and the date hereof, approximately 340 copies of the Preliminary Prospectus dated May 14, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, May 23, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC

COWEN AND COMPANY, LLC

BMO CAPITAL MARKETS CORP.

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: U.S. Head of Syndicate

By:	Cowen and Company, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Mahir Mantri
Name: Mahir Mantri
Title: Managing Director-Healthcare